Exhibit 99.1

April 29, 2009	TSX: QC NYSE AMEX/AIM: QCC

QUEST CAPITAL CORP.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the holders of the shares ("Shares") of Quest Capital Corp. (the "Company") will be held at TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, ON M5X 1J2 on Thursday, May 21, 2009, at the hour of 2:30 pm, Toronto time, for the following purposes:

1.	To receive the annual consolidated financial statements together with the auditors’ report thereon for the Company’s financial year ended December 31, 2008;

2.	To elect directors for the ensuing year;

3.	To appoint the auditors for the ensuing year; and

4.	To transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The following documents will be mailed on or before April 30, 2009, and pursuant to Rule 26 of the AIM Rules for Companies, will also be made available on the Company website www.questcapcorp.com on that date:

1.	Notice of Meeting;
2.	Management Proxy Circular;
3.	Proxy; and
4.	Request for financial statements.

The Company’s Annual Report will also be mailed to the registered shareholders and those shareholders who have returned the Request for Financial Statements.  The Annual Report will also be made available on the Company website.

BY ORDER OF THE BOARD

“Stephen C. Coffey”

Stephen C. Coffey, President and Chief Executive Officer

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts in Canada		Contacts in London

A. Murray Sinclair, Co-Chairman		AIM NOMAD
Canaccord Adams Limited
(P):	(604) 68-QUEST	Ryan Gaffney or Ryan Cohen: 011.44.20.7050.6500
(604) 687-8378
Toll Free:	(800) 318-3094

Stephen Coffey, President & CEO

(P):	(416) 367-8383
(F):	(416) 367-4624